February 9, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Mark Shuman
Melissa Feider
Craig Wilson
Evan S. Jacobson

Re:	Epicor Software Corporation

Registration Statement on Form S-4

Filed on January 11, 2012

File No. 333-178959

Ladies and Gentlemen:

Epicor Software Corporation (“Epicor” or the “Company”) is submitting this letter in response to the comments from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated February 6, 2012 (the “Comment Letter”). For your convenience, we have repeated your comments 1 through 17 below in italics, and the headings and numbered responses in this response letter correspond to the headings and numbered comments contained in the Comment Letter. In connection with this letter, we are also filing Amendment No. 1 (“Amendment 1”) to the Registration Statement on Form S-4 filed by Epicor (the “Form S-4”).

General

1.	We note that you are registering the exchange notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). With your next amendment, please submit a letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

The Company respectfully advises the Staff that it is submitting the requested letter via EDGAR concurrently with Amendment 1 and this letter.

Securities and Exchange Commission

February 9, 2012

Non-GAAP Financial Measures, page ii

2.	Please move this section and the immediately following sections on pages iii through iv to a part of the prospectus that is not subject to Rule 421(d) of Regulation C.

The Company respectfully advises the Staff that it has moved the sections on pages ii – iv of the Form S-4 regarding non-GAAP financial measures, forward-looking statements, industry and market data and trademarks to follow the section entitled “Transaction.” These sections are now located on pages 38-40 of Amendment 1.

Prospectus Summary

Our Company, page 1

3.	We note that Eagle was formed under Delaware law on March 25, 2011. Revise to disclose the background of how and why this entity was formed. In addition, please tell us if this entity was considered to be a separate legal entity from Activant and Legacy Epicor. In this regard, please also explain if there were any related party relationships between Eagle and these entities.

The Company respectfully advises the Staff that the language on page 1 of Amendment 1 has been revised to provide additional background on Eagle, including how and why it was formed. We supplementally inform the Staff that Eagle was formed solely for purposes of the acquisitions of Activant and Legacy Epicor and at all times prior to the Reorganization (as defined in the Form S-4), Eagle was a separate legal entity from Activant and Legacy Epicor; each entity had its own certificate of incorporation, bylaws and board of directors. In addition, the Company respectfully advises the Staff that prior to the acquisitions, at which time Eagle became the parent of both Activant and Epicor, there were no related party relationships between Eagle and these entities.

4.	Revise to disclose the accounting basis for the company choosing Activant to be the predecessor entity under Rule 405 of Regulation C instead of Legacy Epicor. Please tell us the authoritative accounting literature you relied upon in your determination.

The Company respectfully advises the Staff that several factors were considered in evaluating whether Activant or Legacy Epicor should be the Predecessor. The Company acknowledges that the predecessor entity of the combined companies often times is determined to be the entity first controlled by the parent of the entities that are going to be combined. Since the acquisition of Activant and Legacy Epicor occurred simultaneously and were contingent upon each other that consideration was not deemed applicable. The Company notes that the authoritative accounting literature does not directly address this consideration; therefore, the Company analogized the determination of which entity would be deemed the predecessor under Accounting Standards Codification (ASC) 805-10-55-11 through ASC 805-10-55-14, by assessing which company should be considered the “acquirer”.

Securities and Exchange Commission

February 9, 2012

Under ASC 805-10-55-12, the acquirer usually is the combining entity whose owners, as a group, retain or receive the largest portion of the voting rights in the combined entity, or the combining entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity. The Company advises the Staff that in connection with the acquisitions, no previous shareholders of either Activant or Legacy Epicor retained or received voting rights in the combined entity, and neither Activant nor Legacy Epicor has the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity.

Under ASC 805-10-55-13, the acquirer usually is the combining entity whose relative size (measured in, for example, assets, revenues, or earnings), is significantly larger than that of the other combining entity or entities. The following table presents the assets, revenues and earnings of Activant and Legacy Epicor, in fiscal year 2010, which was the last fiscal year for which each company filed an annual report on Form 10-K with the Commission.

Financial Statement Caption	Activant	Legacy Epicor	Larger
Assets (in millions)	$852	$742	Activant
Revenues (in millions)	$371	$440	Legacy Epicor
Net Income (Loss) (in millions)	$25	$(6)	Activant

In addition, the Company evaluated the relative size of the combining entities by comparing Adjusted EBITDA (as defined in the Form S-4) for fiscal year 2010 of Activant and Legacy Epicor. Activant fiscal 2010 Adjusted EBITDA was $113 million as compared to Legacy Epicor fiscal 2010 Adjusted EBITDA of $73 million.

In addition to evaluating the above financial statement measures, the Company evaluated relative size of the combining entities by comparing the relative acquisition consideration. The net aggregate consideration paid for Activant was $973 million, while the net aggregate consideration paid for Legacy Epicor was $802 million.

Under ASC 805-10-55-12d, the acquirer usually is the combining entity whose former management dominates the management of the combined entity. The Company advises the Staff that the Chief Executive Officer and the Chief Financial Officer of Activant continue to serve in those positions at the Company. In addition, all named executive officers as well as a majority of the other executive officers of the Company were employees of Activant. The Company also considered that the Activant shared services center in Austin, Texas as well as the Activant headquarter in Livermore, California became the shared services center and headquarters for the combined entity. Finally, the fiscal year-end for the combined entity was determined to be Activant’s fiscal year-end of September 30, 2011.

Securities and Exchange Commission

February 9, 2012

Based on the factors above, the Company concluded that the weight of the evidence indicated that Activant and not Legacy Epicor was the Predecessor for financial reporting purposes and was a more meaningful and useful presentation to the Company’s investors.

The Company has revised pages 1 and F-7 of Amendment 1 in response to the Staff’s comment to clarify the accounting basis for the company choosing Activant to be the predecessor entity under Rule 405 of Regulation C.

The Exchange Offer

Terms of the Exchange Offer, page 114

5.	You state that the exchange offer will expire at 5:00 p.m., New York City time, on a currently undisclosed date. Based upon the definition of the term “business day” contained in Exchange Act Rule 14d-1(g)(3), the minimum offering period must extend at least through midnight of the twentieth business day. Please confirm that the offer will be open at least through midnight on the twentieth business day. See Exchange Act Rule 14e-1(a). In addition, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Securities Act Rule 424.

The Company hereby confirms that the offer will be open at least through midnight on the twentieth business day and that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Securities Act Rule 424.

6.	In the last sentence of the penultimate paragraph of this section, you state that any tendered original notes that are not accepted for exchange will be returned “as promptly as practicable” after the expiration date of the exchange offer. We note similar disclosure in the antepenultimate paragraph on page 120. Exchange Act Rule 14e-1(c) requires you to exchange or return the old notes “promptly” upon expiration or termination of the offer. Please revise.

The Company respectfully advises the Staff that the language on pages 118, 122 and 123 of Amendment 1 has been revised in accordance with the Staff’s comment.

Conditions to the Completion of the Exchange Offer, page 115

7.	When a condition is triggered and you decide to proceed with the offer anyway, your inaction constitutes a waiver of the triggered condition. Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, however, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding in your response letter.

Securities and Exchange Commission

February 9, 2012

The Company hereby confirms its understanding of the requirements regarding a waiver of a triggered condition as set forth in the Staff’s comment above.

8.	When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, you should inform holders of securities how you intend to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding in your response letter.

The Company hereby confirms its understanding and will inform holders of securities how we intend to proceed promptly if an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, unless the condition is one where satisfaction of the condition may be determined only upon expiration.

Procedures for Tendering, page 117

9.	You state in the last paragraph on page 118 that you will determine in your “sole discretion” all questions as to the validity, form, eligibility, time of receipt, and withdrawal of the tendered original notes, and that your determination will be “final and binding.” Please delete this language, or disclose that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties. In addition, please disclose that security holders may challenge your determinations.

The Company respectfully advises the Staff that the language on page 121 of Amendment 1 has been revised in accordance with the Staff’s comment.

Description of Other Indebtedness, page 124

10.	The opening paragraph of this section states that the summary of certain provisions of the instruments evidencing your material indebtedness “does not purport to be complete and is subject to, and is qualified in its entirety by reference to,” all of the provisions of the agreements. Please revise to discuss all material provisions of your material indebtedness and to remove the suggestion that your disclosure is not materially complete.

The Company respectfully advises the Staff that all material provisions of the Company’s material indebtedness have been described. Accordingly, the section has been revised to remove the opening paragraph of the section. Please see page 127 of Amendment 1.

Securities and Exchange Commission

February 9, 2012

Exchange Offer; Registration Rights, page 186

11.	The last paragraph of this section states that the summary of certain provisions of the registration rights agreement “does not purport to be complete and is subject to, and is qualified in its entirety by reference to,” all of the provisions of the registration rights agreement. Please revise to discuss all material provisions of your registration rights agreement and to remove the suggestion that your disclosure is not materially complete.

The Company respectfully advises the Staff that all material provisions of the registration rights agreement have been described. Accordingly, the language on page 189 of Amendment 1 has been revised to remove the paragraph suggesting that the disclosure is not materially complete.

Epicor Software Corporation Audited Consolidated Financial Statements Note

Summary of Significant Accounting Policies, page F-7

12.	Revise to disclose the accounting for the reorganization completed on December 31, 2011.

The Company respectfully advises the Staff that the reorganization represented the transfer of assets of two subsidiaries to the parent, and the subsequent liquidation of the subsidiaries. Per ASC 805-50-15-6b, when a parent transfers the net assets of a wholly owned subsidiary into the parent and liquidates the subsidiary, the transaction is a change in legal organization but not a change in the reporting entity. Because transactions among entities under common control do not result in a change in control at the ultimate parent level, the ultimate parent’s consolidated financial statements will not be affected by a common control transaction and therefore assets and liabilities are transferred at carryover basis of historical cost.

The Company has revised pages 51 and F-7 of Amendment No. 1 in response to the Staff’s comment to clarify that the transactions represented a change in legal entities under common control which had no impact on the consolidated financial statements.

Undertakings

13.	The first undertaking does not appear applicable because your registration does not incorporate by reference Exchange Act documents filed subsequent to the effective date of the registration statement. See Item 512(b) of Regulation S-K. Please revise.

The Company respectfully advises the Staff that it has revised the undertakings in Part II of the Form S-4 to remove the first undertaking.

Securities and Exchange Commission

February 9, 2012

14.	Although exchange offers are continuous offerings subject to Exchange Act Rule 415, you have not included the undertakings contained in Item 512(a) of Regulation S-K. Please revise. For guidance, refer to Section II.F of SEC Release No. 33-6578.

The Company respectfully advises the Staff that the undertakings in Part II of the Form S-4 have been revised to include the undertakings in Item 512(a) of Regulation S-K.

Signatures

15.	Please revise to include signatures from the subsidiary guarantor registrants.

The Company respectfully advises the Staff that signatures from each of Activant International Holdings, Inc., CRS Retail Systems, Inc., Epicor International Holdings, Inc. and HM Coop LLC, the subsidiary guarantor registrants, have been included in Amendment 1.

Exhibit Index

16.	We note that you have not filed as exhibits the services agreements referenced on pages 111 and 112. Please provide us with a legal analysis explaining why Item 601(b)(10) of Regulation S-K is inapplicable, or file the agreements as exhibits.

The Company respectfully advises the Staff that the Services Agreement and the Master Event Services Agreement referenced on pages 111 and 112 of the Form S-4 (pages 114 and 115 of Amendment 1) have been filed with Amendment 1 as Exhibits 10.5 and 10.6, respectively.

17.	It appears that you have not filed the operating agreements referenced on page 111 as exhibits. Please provide us with a legal analysis explaining why Item 601(b)(10) of Regulation S-K is inapplicable, or file the agreements as exhibits.

The Company respectfully advises the Staff that the amended and restated partnership agreement of Eagle Topco, LP and the stockholders agreement by and among Eagle GP, Inc. and certain other parties referenced on page 111 of the Form S-4 (page 114 of Amendment 1) have been filed with Amendment 1 as Exhibits 10.7 and 10.8, respectively. The Company notes that Eagle GP, Inc. was incorrectly described as having issued membership interests. Eagle GP, Inc., a Delaware corporation, issued shares of its common stock, not membership interests; no limited liability, partnership or similar agreement exists. Accordingly, in response to the Staff’s comment, the Company has filed the amended and restated certificate of incorporation and the amended and restated bylaws of Eagle GP, Inc. as Exhibits 3.11 and 3.12, respectively.

Securities and Exchange Commission

February 9, 2012

* * * * *

The Company also acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any additional comments or questions, please contact me at (949) 585-4225. We respectfully request that the Staff confirm that it has no additional requests or comments.

Very truly yours, EPICOR SOFTWARE CORPORATION

/s/ John D. Ireland
John D. Ireland Senior Vice President and General Counsel

cc: Katharine A. Martin, Esq., Wilson Sonsini Goodrich & Rosati